Spartan Energy Acquisition Corp.

9 West 57th Street, 43rd Floor

New York, New York 10019

October 2, 2020

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Spartan Energy Acquisition Corp.

Revised Preliminary Proxy Statement on Schedule 14A

Filed September 23, 2020

File No. 001-38625

Ladies and Gentlemen:

Set forth below is the response of Spartan Energy Acquisition Corp. (the “Company,” “Spartan,” “we,” “us” or “our”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated October 2, 2020, with respect to the Company’s revised preliminary proxy statement, File No. 001-38625, filed with the Commission on September 23, 2020 (the “Revised Preliminary Proxy Statement”). For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text. All references to page numbers and captions included in the responses correspond to the Revised Preliminary Proxy Statement, unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Revised Preliminary Proxy Statement.

Revised Preliminary Proxy Statement on Schedule 14A

Questions and Answers About the Proposals for Spartan Stockholders

What interests do the current officers and directors have in the business combination?, page 7

1.

We note that you have not yet provided the value of the Founder shares. Please revise your disclosure here and throughout the proxy statement to quantify the equity held by the sponsors and describe any other incentives.

RESPONSE: In order to be in a position to include the proposed language with respect to the value of the Founder Shares in response to the Staff’s comment, the Company is providing the following language supplementally to enable the Staff to review the proposed disclosure in advance of the filing of a definitive proxy statement.

Pages 8, 21-22, 61-62 and 124

Securities and Exchange Commission

October 2, 2020

•

“the fact that our Sponsor paid an aggregate of $25,000 for the Founder Shares, including 412,500 Founder Shares that were subsequently transferred to our independent directors and John J. MacWilliams, a non-independent member of the Spartan Board, and that such securities will have a significantly higher value at the time of the business combination, which if unrestricted and freely tradable would be valued at approximately $207.7 million, based on the closing price of our Class A Common Stock of $15.05 per share on October 1, 2020;”

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“the fact that our independent directors and John J. MacWilliams, a non-independent member of the Spartan Board, own an aggregate of 412,500 Founder Shares that were transferred from our Sponsor, which if unrestricted and freely tradeable would be valued at approximately $6.2 million, based on the closing price of our Class A Common Stock of $15.05 per share on October 1, 2020;”

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Securities and Exchange Commission

October 2, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Sincerely,

SPARTAN ENERGY ACQUISITION CORP.

By:	/s/ Geoffrey Strong
Name:	Geoffrey Strong
Title:	Chief Executive Officer

Enclosures

cc:	Ramey Layne, Vinson & Elkins L.L.P.

Henrik Fisker, Fisker Inc.

Albert Vanderlaan, Orrick Herrington & Sutcliffe LLP